Brian C. Daughney, Esq.
bdaughney@bplegal.com
Phone: (212) 599-3322 ext 25119
45 Broadway, 17th Floor
New York, New York 10006

June 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance

Office of Real Estate & Construction

Re:	Golden Path Acquisition Corporation

Registration Statement on Form S-1 Filed

File No. 333-255297

Ladies and Gentlemen:

We provide the responses below to your comment letter of April 27, 2021 regarding the S-1 Registration Statement filing by Venus Acquisition Corporation. For ease of reference, we include the Staff comment received with our response.

Form S-1 filed April 16, 2021

The Offering

Accounting Classification of Warrants, page 9

1. We note your disclosure in several places throughout the filing that you may be required to account for the public and private warrants as liabilities in accordance with the guidance in ASC 815-40. We also note your disclosure on page 66 where you discuss the “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”).” In light of the fact that your filed warrant agreement, exhibit 4.5, stipulates the terms applicable to the public and private warrants, please provide us with your accounting analysis for the warrants. As part of your analysis, address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response

We have amended the Registration Statement which has been re-filed on Friday, June 4, 2021 to reflect that the Company has determined to treat the warrant as a liability in accordance with the ASC 815-40.

We have amended the disclosure throughout the filing, including at page 9 which now states:

Certain terms and conditions of the warrants and private placement warrants result in the classification of these financial instruments as a liability as opposed to equity. The classification of these financial instruments as a liability result in the application of derivative liability accounting, which entails a quarterly valuation of these liabilities with any change in value required to be reflected in our quarterly and annual financial statements. The determination by us to classify the warrants and private placement warrants as a liability will also result in us having to incur significant expense in valuing such liabilities on a quarterly and annual basis, and the resulting liability is and will be reflected on our financial statements, and such classification and ongoing expense may make it more difficult for us to complete an initial business combination.

SEC

June 8, 2021

Similar language appears elsewhere in the filing including the Summary Risk Factors at page 24 and the revised Risk Factor at page 34. Additionally, the dilution section (page 66-67) and Capitalization table at age 68 has been revised to include disclosure about the liability treatment The financial statements have been revised accordingly (se page F-9) and along with the MD&A have been updated to include March 31, 2021 quarter information. Please note we also filed a new for of Warrant as exhibit 4.5.

We anticipate requesting SEC effectiveness on or about June 16th. We will be filing an amendment to include the required legal opinions and will further respond to any other comments as may be issued by SEC Staff. Further, we will file the request for effectiveness by Monday, June 14th.

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder

cc:	Bill Huo, Esq.

Jeffrey Lewis, SEC Staff

Jennifer Monick, SEC Staff (monickj@sec.gov)

Brigette Lippman, SEC Staff